# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Soho House & Co Inc., CIK 0001846510
CUSIP: 586001109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 515 W. 20th Street, 5th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 08/15/2025
Filed by CIK 0001431428
Persons authorized to receive notices and communications: Ronald Wayne Burkle, c/o The Yucaipa Companies, 9130 West Sunset Boulevard, Los Angeles, California (CA), 90069, 310 789-7200

## Reporting persons
- Jones Nick (CIK 0001872029): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 5,642,171; shared voting power 0; sole dispositive power 5,642,171; shared dispositive power 0; aggregate amount beneficially owned 5,642,171 (2.9% of the class)
  Comment: (1) Sole voting and dispositive power includes (i) 1,274,556 shares of Class A Common Stock (as defined herein) directly held by the reporting person and (ii) 4,367,615 shares of Class B Common Stock (as defined herein), which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 53,604,734 shares of Class A Common Stock outstanding as of August 14, 2025, as reported in the Merger Agreement (as defined herein), and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group (as defined herein), which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Caring Richard (CIK 0001871934): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 41,512,104; shared voting power 0; sole dispositive power 41,512,104; shared dispositive power 0; aggregate amount beneficially owned 41,512,104 (21.3% of the class)
  Comment: (1) Sole voting and dispositive power includes (i) 373,774 shares of Class A Common Stock directly held by the reporting person and (ii) 41,138,330 shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock
  
  (2) Percent of class is calculated based on the sum of (i) 53,604,734 shares of Class A Common Stock outstanding as of August 14, 2025, as reported in the Merger Agreement, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- BURKLE RONALD W (CIK 0001015899): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 4,600,000; shared voting power 91,594,440; sole dispositive power 4,600,000; shared dispositive power 91,594,440; aggregate amount beneficially owned 96,194,440 (49.3% of the class)
  Comment: (1) Sole voting and dispositive power includes 4,400,000 shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock. Shared voting and dispositive power includes 91,594,440 shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 53,604,734 shares of Class A Common Stock outstanding as of August 14, 2025, as reported in the Merger Agreement, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 30,897,218; sole dispositive power 0; shared dispositive power 30,897,218; aggregate amount beneficially owned 30,897,218 (15.8% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 53,604,734 shares of Class A Common Stock outstanding as of August 14, 2025, as reported in the Merger Agreement, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- YUCAIPA AMERICAN ALLIANCE FUND II LP (CIK 0001431428): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 46,899,423; sole dispositive power 0; shared dispositive power 46,899,423; aggregate amount beneficially owned 46,899,423 (24% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 53,604,734 shares of Class A Common Stock outstanding as of August 14, 2025, as reported in the Merger Agreement, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Yucaipa American Alliance III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,123,325; sole dispositive power 0; shared dispositive power 1,123,325; aggregate amount beneficially owned 1,123,325 (0.6% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 53,604,734 shares of Class A Common Stock outstanding as of August 14, 2025, as reported in the Merger Agreement, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Yucaipa Soho Works, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 353,763; sole dispositive power 0; shared dispositive power 353,763; aggregate amount beneficially owned 353,763 (0.2% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 53,604,734 shares of Class A Common Stock outstanding as of August 14, 2025, as reported in the Merger Agreement, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Global Joint Venture Investment Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 10,871,215; sole dispositive power 0; shared dispositive power 10,871,215; aggregate amount beneficially owned 10,871,215 (5.6% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 53,604,734 shares of Class A Common Stock outstanding as of August 14, 2025, as reported in the Merger Agreement, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- OA3, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,449,496; sole dispositive power 0; shared dispositive power 1,449,496; aggregate amount beneficially owned 1,449,496 (0.7% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 53,604,734 shares of Class A Common Stock outstanding as of August 14, 2025, as reported in the Merger Agreement, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Soho House & Co Inc.
Address of issuer's principal executive offices: 515 W. 20th Street, 5th Floor, New York, New York (NY), 10011

## Item 2. Identity and Background
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

1) Nick Jones ("Mr. Jones");
2) Richard Allan Caring ("Mr. Caring");
3) Ronald Wayne Burkle ("Mr. Burkle");
4) Yucaipa American Alliance (Parallel) Fund II, L.P. ("Parallel Fund");
5) Yucaipa American Alliance Fund II, L.P. ("Fund II");
6) Yucaipa American Alliance III, L.P. ("Alliance III");
7) Yucaipa Soho Works, Inc. ("Soho Fund" and, together with Parallel Fund, Fund II and Alliance III, the "Yucaipa Funds");
8) Global Joint Venture Investment Partners LP ("Global JV"); and
9) OA3, LLC ("OA3").

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Mr. Jones is the founder of Soho House & Co Inc., a Delaware corporation (the "Issuer" or the "Company") and serves as a director on the Issuer's board of directors (the "Board"). Mr. Caring serves as a director on Board. Mr. Burkle serves as Executive Chairman and a director of the Board. In addition, Mr. Burkle is the controlling partner of an affiliate of the Yucaipa Funds, of Global JV and of OA3 and, as such, may be deemed to have voting and dispositive control of the shares of the Issuer's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") beneficially owned by each of the Yucaipa Funds, Global JV and OA3. Mr. Burkle disclaims beneficial ownership over these securities, except to the extent of his pecuniary interest therein.

Each of Mr. Jones, Mr. Caring, Parallel Fund and Fund II is a party to a Stockholders' Agreement with the Issuer pursuant to which he/it agreed, on behalf of himself/itself and certain of his/its affiliates and family members (which includes each of the Reporting Persons), to vote together as a group with respect to certain matters concerning the Issuer (the "Voting Group"), so long as the Voting Group owns a requisite percentage of the Issuer's total outstanding common stock. The members of the Voting Group, in the aggregate, hold all of the Issuer's issued and outstanding Class B common stock, $0.01 par value (the "Class B Common Stock", and, together with the Class A Common Stock, the "Company Common Stock"), as well as an aggregate 1,848,330 shares of Class A Common Stock as of the date hereof. Each share of Class B Common Stock is entitled to ten votes per share. As a result, when voting together as a group, the Voting Group controls over 90% of the combined voting power of the Issuer and is able to control any action requiring Issuer shareholder approval. Each member of the Voting Group disclaims voting and dispositive power over the shares of Class A Common Stock and Class B Common Stock held by the other members of the Voting Group.

The foregoing description of the Stockholders' Agreement does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Stockholders' Agreement, which are attached as an exhibit hereto and is incorporated by reference herein.
Residence or business address:
Mr. Jones and Mr. Caring:
c/o Soho House & Co Inc.
515 W. 20th Street, 5th Floor
New York, NY 10011

Mr. Burkle, the Yucaipa Funds, Global JV and OA3:
c/o The Yucaipa Companies
9130 West Sunset Boulevard
Los Angeles, CA 90069
Present principal occupation or employment: The response to Item 2(a) of this Schedule 13D is incorporated by reference herein. The principal business of each Reporting Person is investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Mr. Jones and Mr. Caring are citizens of the United Kingdom. Mr. Burkle is a citizen of the United States of America. Each of Parallel Fund, Fund II and Alliance III is a Delaware limited partnership. Soho Fund is a Delaware corporation. Global JV is a Cayman Islands limited partnership. OA3 LLC is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The response to Item 4 is incorporated by reference herein.

The Reporting Persons acquired their shares of Class A Common Stock and Class B Common Stock reported herein prior to the Issuer's initial public offering, which closed on July 19, 2021, using their respective working capital or personal funds, except that: (i) Mr. Caring purchased an aggregate 373,774 shares of Class A Common Stock in the open market for an aggregate purchase price of approximately $1,456,417, using his personal funds and (ii) Mr. Burkle purchased an aggregate 200,000 shares of Class A Common Stock in the open market for an aggregate purchase price of approximately $2,430,059, and an aggregate 4,400,000 shares of Class B Common Stock directly from Mr. Jones, in a private transaction, for an aggregate purchase price of $26,400,000, using his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Merger Agreement

On August 15, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with EH Parent LLC, a Delaware limited liability company, of which Yucaipa American Alliance Fund II, L.P. is the sole member ("Parent"), EH MergerSub Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub", and together with Parent, the "Buyer Parties"), providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Merger"). Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"):

(i) each share of common stock, par value $0.01 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time (other than the Parent Owned Merger Sub Shares) will be cancelled and extinguished and automatically converted into one validly issued, fully paid and nonassessable share of Class A Common Stock;

(ii) each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than the Owned Company Shares, the Rollover Shares, Dissenting Company Shares and shares of Class A Common Stock issued pursuant to Section 2.8 of the Merger Agreement) will be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $9.00, without interest thereon (the "Per Share Price"); and

(iii) each share of Company Common Stock that is (A) held by the Company Group or (B) an Owned Company Share, and each Parent Owned Merger Sub Share will be canceled and extinguished without any conversion thereof or consideration paid therefor.

The Merger Agreement also provides that the Company Board (or any of its committees) will adopt resolutions that set forth the terms of providing consideration in connection with the Merger, (i) paid in cash or, for parties to the Rollover and Support Agreements, in cash and in shares of Class A Common Stock (or, for vested stock appreciation rights, continuation of the award and substitution of Class A Common Stock for stock underlying the award), for each outstanding unvested restricted stock unit award held by a non-employee/officer of the Company Board, vested stock appreciation right, vested restricted stock unit award, and performance-based restricted stock unit award granted by the Company. Each other unvested award granted by the Company will continue and Class A Common Stock will be substituted for stock underlying each such unvested award.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions as set forth in the Merger Agreement, including but not limited to: (i) the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of Company Common Stock to adopt the Merger Agreement; (ii) the affirmative vote of the holders of a majority of the votes cast by the Unaffiliated Company Stockholders; (iii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the absence of any law, injunction, judgment, or order issued by a governmental authority of competent jurisdiction that prohibits, makes illegal, or enjoins the consummation of the Merger; (v) prior or substantially concurrent funding of the Debt Financing; (vi) the accuracy of the Company's representations and warranties contained in the Merger Agreement (except, generally for any inaccuracies that have not had a Company Material Adverse Effect or, in certain cases, other qualifications agreed by the parties and set forth in the Merger Agreement); and (vii) in the case of the Buyer Parties' obligations to consummate the Merger, the absence of a Company Material Adverse Effect.

Subject to certain limitations, the Parent may terminate the Merger Agreement if the Merger is not consummated by 11:59 p.m. Eastern time, on February 15, 2026 (or such later date as agreed to by the parties).

If the Merger is consummated, the Company's Class A Common Stock will be delisted from the New York Stock Exchange as soon as reasonably practicable after the Effective Time and then will be deregistered pursuant to the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such delisting.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached as an exhibit hereto and is incorporated by reference herein.

Rollover and Support Agreements

Also on August 15, 2025, in connection with the Issuer's concurrent execution of the Merger Agreement, certain stockholders of the Issuer, including each of the Reporting Persons (collectively, the "Reinvestment Stockholders"), entered into rollover and support agreements (the "Rollover and Support Agreements") with the Issuer. Pursuant to the Rollover and Support Agreements, the Reinvestment Stockholders have agreed, among other things and subject to the terms and conditions set forth therein, to (a) vote their respective shares of Company Common Stock in favor of the adoption of the Merger Agreement and the approval of the Merger and against any other action, agreement or proposal which would reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger or the transactions contemplated by the Merger Agreement and (b) designate as "Rollover Shares" for purposes of the Merger Agreement a certain number of Company Common Stock owned by such Reinvestment Stockholders. The Support Agreements also include certain restrictions on transfer of shares of Company Common Stock by the Reinvestment Stockholders. Parent is an express third-party beneficiary of the Rollover and Support Agreements and is entitled to enforce the terms of the Rollover and Support Agreements.

Pursuant to the Rollover and Support Agreement entered into by Mr. Jones, the Issuer has agreed that Mr. Jones will be permitted to enter into and consummate the transactions contemplated by the Purchase Agreement (as defined herein). Pursuant to the Rollover and Support Agreement entered into by Mr. Burkle, Yucaipa Funds, Global JV and OA3, Mr. Burkle, Yucaipa Funds, Global JV and OA3 acknowledged and agreed that any additional shares of Company Common Stock acquired by Mr. Burkle (or his affiliates) pursuant to the Purchase Agreement, will constitute "Rollover Shares."

In the event that the Company secures additional equity financing for the transaction prior to the Closing in excess of the amount of Company cash used to fund the merger consideration in the transaction (such financing, the Incremental Equity Funding as defined in the Rollover Side Letter), a portion of such additional equity financing will be used to reduce the Rollover Shares for certain Reinvestment Stockholders up to a certain amount. Specifically, Mr. Caring and another shareholder entered into a side letter to the Rollover and Support Agreement ("Rollover Side Letter") that provides that, if the Company is able to obtain the Incremental Equity Funding at or prior to the Closing then (a) with respect to the first $111,791,657 of net proceeds of the Incremental Equity Funding actually received by the Company at or prior to the Closing, a number of Mr. Caring's shares of Company Common Stock that have been designated as Rollover Shares equal to the product (rounded down to the nearest whole number) of (x) 50% of such net proceeds divided by (y) the Per Share Price shall not be treated as Rollover Shares and shall instead be cancelled at the Closing and converted into the right to receive the Per Share Price in cash as provided in the Merger Agreement and (b) with respect to the next $56,743,281 of net proceeds of the Incremental Equity Funding actually received by the Company at or prior to the Closing, an additional number of Mr. Caring's shares of Company Common Stock that have been designated as Rollover Shares equal to such net proceeds divided by the Per Share Price shall not be treated as Rollover Shares and shall instead be cancelled at the Closing and converted into the right to receive the Per Share Price in cash as provided in the Merger Agreement. The number of Mr. Caring's shares of Company Common Stock that receive the Per Share Price cash consideration instead of being treated as Rollover Shares shall be allocated between Mr. Caring's shares of Class A Common Stock and Class B Common Stock in such proportions as Mr. Caring may determine in his sole discretion. In addition, pursuant to the Rollover Side Letter, at the Closing, the Company agreed to reimburse Mr. Caring for up to $300,000 of certain reasonable and documented out-of-pocket costs and expenses incurred by Mr. Caring in connection with the Merger Agreement, the Side Letter, the Voting Agreement and the Rollover and Support Agreement and the transactions contemplated thereby.

The foregoing description of each of the Rollover and Support Agreements and Rollover Side Letter does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of each of the Rollover and Support Agreements entered into by each of the Reporting Persons and the Rollover Side Letter, each of which is attached as an exhibit hereto and is incorporated by reference herein.

Voting Agreement Side Letters

The Company, Parent, certain investors in Merger Sub ("Equity Investors"), and the Reinvestment Stockholders entered into Voting Agreement Side Letters on August 15, 2025, pursuant to which the parties agreed to enter into a Voting Agreement at the Closing of the Merger. The Voting Agreement will set forth the post-Closing governance framework, transfer provisions and liquidity rights for the Company and will be executed by the Company and the post-Closing stockholders at the Closing of the Merger.

The foregoing description of the Voting Agreement Side Letters does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the form of the Voting Agreement Side Letters, which is attached as an exhibit hereto and is incorporated by reference herein.

Financing of the Merger

The Equity Investors have delivered to the Company commitment letters, in an aggregate amount of $264,600,000, from the Equity Investors pursuant to which each Equity Investor has committed, subject to the terms and conditions thereof, to invest in Merger Sub the cash amounts set forth therein. Upon Closing of the Merger, pursuant to the terms of the Merger Agreement, the Equity Investors will receive shares of Class A Common Stock in exchange for their equity investment in Merger Sub.

Certain of the Equity Investors have also committed, subject to the terms and conditions of their commitment letters, to fund to Merger Sub an aggregate termination fee of $10,000,000 if (i) the Company terminates the Merger Agreement because all conditions to the Merger have been satisfied (subject to customary exceptions) and Parent fails to consummate the Merger after receiving written notification from the Company and (ii) certain of the Equity Investors does not fund its respective cash commitment at the Closing.

Certain entities controlled, managed and/or advised by Apollo Capital Management, L.P., Goldman Sachs Asset Management L.P. and their respective affiliates (the "Lenders") have committed to provide certain subsidiaries of the Company with debt financing in an aggregate principal amount of $845 million on the terms and subject to the conditions set forth in debt commitment letters. A portion of the proceeds of such debt financing will be used to repay certain existing notes owned by affiliates of Goldman Sachs Asset Management L.P. and entities controlled, managed or advised by Goldman Sachs Asset Management L.P. or its affiliates in connection with the consummation of the transaction. The obligations of the Lenders to provide debt financing under the debt commitment letters are subject to customary closing conditions.

Under the terms of the Merger Agreement, the Company is required to put in no more than $67 million in balance sheet cash to pay proceeds in the transaction, subject to certain adjustments.

As a result of the arrangements in connection with the Merger Agreement, including the Rollover and Support Agreements and Voting Agreement Side Letters, the Reporting Persons could be deemed to be a "group" for the purposes of Section 13(d)(3) of the Act with parties to such agreements, or could be deemed to beneficially own the shares of Company Common Stock beneficially owned by such parties. Specifically, there are 15,515,725 shares of Class A Common Stock, 2,150,440 shares of Class A Common Stock underlying stock appreciation rights, and 112,649 shares of Class A Common Stock underlying restricted stock unit awards, owned by parties to the Rollover and Support Agreements other than the Reporting Persons that are designated as Rollover Shares (the "Other Rollover Shares"). However, the Reporting Persons expressly disclaim beneficial ownership of the Other Rollover Shares, and disclaim being a group with the other parties to the agreements disclosed herein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are a group with, or the beneficial owner of any of shares of Class A Common Stock beneficially owned by, such parties.

Letter Agreement

On August 15, 2025, Mr. Burkle entered into a letter agreement with Mr. Jones (the "Letter Agreement"). Pursuant to the Letter Agreement, Mr. Burkle agreed to purchase 4,400,000 shares of Class B Common Stock (the "Subject Shares") from Mr. Jones at a purchase price of $6.00 per share (the "NJ Sale") and an aggregate purchase price of $26,400,000 (the "Purchase Price"), conditioned upon (i) the filing by the Issuer of a definitive proxy statement (DEFM14A) regarding the Merger with the Securities and Exchange Commission ("SEC") and the distribution thereof to the Issuer's shareholders and (ii) confirmation by the Issuer's Chief Legal Officer that the sale is permitted under the terms of the Issuer's Insider Trading Policy and any other Issuer policies applicable to the purchase and/or sale of Issuer's shares by insiders. In addition to the payment of the Purchase Price, Mr. Burkle agreed that, in the event the Merger is consummated within twelve months following the NJ Sale, Mr. Burkle will pay or transfer to Mr. Jones within 30 days following the consummation of the Merger, an amount equal to 50% of the difference between the price per share cash consideration paid in the Merger and the price per Subject Share paid by Mr. Burkle, which translates into an additional $6,600,000, or $1.50 per Subject Share, if triggered.

The foregoing description of the Letter Agreement does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Letter Agreement, which is attached as an exhibit hereto and is incorporated by reference herein.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional shares of Company Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of shares of Company Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them. Each of Mr. Jones, Mr. Caring and Mr. Burkle serves as a director on the Board. In such capacities, the Reporting Persons may, from time to time, engage in discussions with members of the Issuer's management and Board, other current and prospective holders of the Issuers' equity and debt securities, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which (in addition to the matters discussed above) may include, among other things, the Issuer's business, management, capital structure, capital allocation, corporate governance, board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 6 is incorporated herein by reference.

As of the date hereof, the Voting Group may be deemed to beneficially own 143,348,715 shares of Class A Common Stock. This amount consists of: (i) 1,274,556 shares of Class A Common Stock held directly by Mr. Jones; (ii) 4,367,615 shares of Class B Common Stock held directly by Mr. Jones; (iii) 373,774 shares of Class A Common Stock held directly by Mr. Caring; (iv) 41,138,330 shares of Class B Common Stock held directly by Mr. Caring; (v) 200,000 shares of Class A Common Stock held directly by Mr. Burkle; (vi) 4,400,000 shares of Class B Common Stock held directly by Mr. Burkle; (vii) 30,897,218 shares of Class B Common Stock held directly by Parallel Fund; (viii) 46,899,423 shares of Class B Common Stock held directly held by Fund II; (ix) 1,123,325 shares of Class B Common Stock held directly by Alliance III; (x) 353,763 shares of Class B Common Stock held directly held by Soho Fund; (xi) 10,871,215 shares of Class B Common stock held directly by Global JV; and (xii) 1,449,496 shares of Class B Common Stock held directly by OA3. Each share of Class B common stock is convertible into one share of Class A Common Stock.

As of the date hereof, the Voting Group may be deemed the beneficial owner of 73.5% of the shares of Class A Common Stock outstanding. This amount includes: (i) 2.9% beneficially owned by Mr. Jones; (ii) 21.3% beneficially owned by Mr. Caring; (iii) 49.3% beneficially owned by Mr. Burkle; (iv) 15.8% beneficially owned by Parallel Fund; (v) 24.0% beneficially owned by Fund II; (vi) 0.6% beneficially owned by Alliance III; (vii) 0.2% beneficially owned by Soho Fund; (viii) 5.6% beneficially owned by Global JV; and (ix) 0.7% beneficially owned by OA3.

The foregoing percentages are calculated based on the sum of (i) 53,604,734 shares of Class A Common Stock outstanding as of August 14, 2025, as reported in the Merger Agreement, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9 and 10 on the cover page of this Schedule 13D is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days: The response to Item 4 is incorporated by reference herein. Except as set forth therein, the Reporting Persons have not effected transactions in the shares of Company Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2 and 4 is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement

Exhibit 2 - Stockholders' Agreement, dated as of July 19, 2021, by and among Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P. Richard Caring, Nick Jones and Membership Collective Group Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's registration statement on Form S-1 filed with the SEC on June 21, 2021)

Exhibit 3 - Agreement and Plan of Merger, dated as of August 15, 2025, by and among EH Parent LLC, EH MergerSub Inc. and Soho House & Co Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the SEC on August 18, 2025)

Exhibit 4 - Rollover Support Agreement, dated as of August 15, 2025, by and between Soho House & Co Inc. and Nick Jones

Exhibit 5 - Rollover Support Agreement, dated as of August 15, 2025, by and between Soho House & Co Inc. and Richard Caring

Exhibit 6 - Rollover Support Agreement, dated as of August 15, 2025, by and between Soho House & Co Inc., Ronald Wayne Burkle, Yucaipa American Alliance (Parallel) Fund II, L.P., Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance III, L.P., Yucaipa Soho Works, Inc., Global Joint Venture Investment Partners LP, and OA3, LLC

Exhibit 7 - Richard Caring Rollover Side Letter, dated as of August 15, 2025

Exhibit 8 - Form of Voting Agreement Side Letter, dated as of August 15, 2025

Exhibit 9 - Letter Agreement, dated as of August 15, 2025, by and between Ronald W. Burkle and Nick Jones

## Signatures
- Jones Nick: /s/ Nick Jones, Nick Jones (08/18/2025)
- Caring Richard: /s/ Richard Allan Caring, Richard Allan Caring (08/18/2025)
- BURKLE RONALD W: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle (08/18/2025)
- YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II LP: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (08/18/2025)
- YUCAIPA AMERICAN ALLIANCE FUND II LP: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (08/18/2025)
- Yucaipa American Alliance III, L.P.: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (08/18/2025)
- Yucaipa Soho Works, Inc.: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (08/18/2025)
- Global Joint Venture Investment Partners LP: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (08/18/2025)
- OA3, LLC: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (08/18/2025)